Exhibit 99.1

Cenovus named to Climate Disclosure Leadership Index

Company selected for fifth year in a row

CALGARY, Alberta (December 10, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is being recognized again for its leadership in the reporting of greenhouse gas (GHG) emissions with its inclusion in the 2014 Canada 200 Climate Disclosure Leadership Index. This is the fifth consecutive year that Cenovus has been named to the index, which is published by CDP (formerly known as the Carbon Disclosure Project).

“We’re pleased to have been consistently chosen to be a part of this important index,” said Kendall Dilling, Cenovus Vice-President, Environment & Regulatory. “This recognition is an endorsement of our continuing efforts to be transparent in all of our environmental performance reporting.”

CDP’s annual Canada 200 Climate Disclosure Leadership Index highlights the largest 200 companies (by market capitalization) listed on the Toronto Stock Exchange that have demonstrated excellence in reporting GHG emissions and have a good understanding of GHG related issues affecting the company.

The 2014 Climate Disclosure Leadership Index survey was conducted on behalf of 767 investment companies around the world that manage US$92 trillion in assets. The full list of companies included in the 2014 Canada 200 Climate Disclosure Leadership Index is available at cdp.net.

In addition to working with CDP, Cenovus also voluntarily discloses information on its environmental performance through its annual corporate responsibility report which is available at cenovus.com/responsibility.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $21 billion. For more information, visit cenovus.com.

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CENOVUS CONTACT

Media Relations

403-766-7751

media.relations@cenovus.com